UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044102 10 1

(CUSIP Number)

Montgomery J. Bennett

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044102 10 1	13D	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ashford Hospitality Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,977,853[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,977,853[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,853[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON PN

[1]	Represents 4,977,853 Units of Limited Partnership Interests (“Units”) of the Partnership (as defined below). The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (as defined below) (currently on a 1-for-1 basis).

CUSIP NO. 044102 10 1	13D	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ashford Hospitality Trust, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,977,853[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,977,853[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,853[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON CO

[2]	Represents 4,977,853 Units of Limited Partnership Interests (“Units”) of the Partnership (as defined below) held directly by Ashford OP (as defined below). The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis).

CUSIP NO. 044102 10 1	13D	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ashford OP General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,977,853[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,977,853[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,853[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON OO

[3]	Represents 4,977,853 Units of Limited Partnership Interests (“Units”) of the Partnership (as defined below) held directly by Ashford OP (as defined below). The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis).

CUSIP NO. 044102 10 1	13D	Page 5 of 11

Schedule 13D

Item 1	Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Hospitality Prime, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2	Identity and Background

The Reporting Persons are Ashford Hospitality Limited Partnership, a Delaware limited Partnership (“Ashford OP”) Ashford Hospitality Trust, Inc., a Maryland corporation (“Ashford Trust”), and Ashford OP General Partner LLC, a Delaware limited liability company (the “General Partner”).

(a)—(c) Name; Principal Address; Business Address.

(i) Ashford OP is a limited partnership and is the operating subsidiary of Ashford Trust, which operates as a real estate investment trust. The principal and business address of Ashford OP is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Ashford OP directly owns the Units reported herein.

(ii) Ashford Trust is a Maryland corporation that operates as a real estate investment trust. The principal and business address of Ashford Trust is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Ashford Trust may be deemed to beneficially own the Units held by Ashford OP as a result of its ownership of the General Partner, which is the sole general partner of Ashford OP. Ashford OP is the operating subsidiary of Ashford Trust.

(iii) The General Partner is a Delaware limited liability company wholly-owned by Ashford Trust. The principal and business address of the General Partner is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. The General Partner’s principal business is acting as the sole general partner of Ashford OP. The General Partner may be deemed to beneficially own the Units held by Ashford OP as a result of its control over Ashford OP as its sole general partner.

(d) Criminal Proceedings. During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 044102 10 1	13D	Page 6 of 11

(f) Citizenship.

(i) Ashford OP is a limited partnership formed and existing under the laws of the State of Delaware.

(ii) Ashford Trust is a corporation formed and existing under the laws of the State of Maryland.

(iii) The General Partner is a limited liability company formed and existing under the laws of the State of Delaware.

Item 3	Source and Amount of Funds or Other Consideration

Ashford OP received an aggregate of 4,977,853 Units of limited partnership interests (“Units,” and together with the shares of the Common Stock into which the Units can convert, the “Securities”) in Ashford Hospitality Prime Limited Partnership, the operating subsidiary of the Issuer (the “Partnership”). The Units were issued to Ashford OP in connection with the consummation of the separation of the Issuer from Ashford Trust (the “Transaction”). Ashford Trust and the General Partner may be deemed to beneficially own the Securities held by Ashford OP as a result of their control over Ashford OP.

The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis).

Item 4	Purpose of Transaction

The Reporting Persons acquired the Securities (either directly or indirectly, as applicable) for investment purposes and not with a view toward or having the effect of directing control over the Issuer. The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting some or all of the Units into shares of Common Stock or, at the option of the Issuer, cash, (iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph such parties may ultimately take. The Reporting Persons’ future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the business operations of the Reporting Persons.

Ashford Trust, through Ashford OP, and the Partnership, among others, are party to an Option Agreement pursuant to which the Partnership, subject to certain terms and conditions, has the right to purchase the Pier House Resort & Spa. The purchase price, as determined in accordance with such Option Agreement, is payable in cash or Units, at the option of Ashford Trust. As a result, exercise of the option under such Option Agreement may result in the Reporting Persons’ acquisition of additional Units.

CUSIP NO. 044102 10 1	13D	Page 7 of 11

Ashford Trust, through Ashford OP, and the Partnership, among others, are also party to an Option Agreement pursuant to which the Partnership, subject to certain terms and conditions, has the right to purchase the Crystal Gateway Marriott. The purchase price, as determined in accordance with such Option Agreement, is payable solely in Units. As a result, exercise of the option under such Option Agreement may result in the Reporting Persons’ acquisition of additional Units.

Other than as set forth above and the Transaction, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities.

(i) Ashford OP beneficially owns an aggregate of 4,977,853 Units (which are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis)) representing (assuming conversion of the Units into shares of Common Stock) approximately 23.58% of the Issuer’s outstanding Common Stock.

CUSIP NO. 044102 10 1	13D	Page 8 of 11

(ii) Ashford Trust is considered to beneficially own 4,977,853 Units, representing (assuming conversion of the Units into shares of Common Stock) 23.58% of the Issuer’s Common Stock, as a result of its ownership and control over the General Partner, which is the sole general partner of Ashford OP.

(iii) The General Partner is considered to beneficially own 4,977,853 Units, representing (assuming conversion of the Units into shares of Common Stock) 23.58% of the Issuer’s Common Stock, as a result of its voting and dispositive powers held by it due to its position as the sole general partner of Ashford OP.

(b) Power to Vote and Dispose. As a result of the relationship between the Reporting Persons, the Reporting Persons are deemed to share the voting and dispositive power over the Securities identified in response to Item 5(a) above. Ultimately Ashford Trust, having control over Ashford OP and the General Partner, has the voting and dispositive power over the Securities; however, the Units convey no voting power with respect to matters to be voted upon by the stockholders of the Issuer.

(c) Transactions within the Past 60 Days. During the past sixty (60) days, Ashford Trust, as part of the Transaction, acquired and disposed of an aggregate of 16,113,399 shares of Common Stock of the Issuer and, through Ashford OP, acquired the Units. Such Units were acquired by Ashford OP upon consummation of the Transaction which occurred November 19, 2013. Voting and dispositive control over the Units (and, subsequent to November 19, 2014, any Common Stock into which such Units may convert) was acquired on November 19, 2013; however, the Units convey no voting power with respect to matters to be voted upon by the stockholders of the Issuer.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Cased to be a 5% Owner. Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

(a) The Reporting Persons are party to a Joint Filing Agreement, dated November 29, 2013, with respect to the filing of this Statement on Schedule 13D.

(b) Ashford Trust, through Ashford OP, and the Partnership, among others, are party to an Option Agreement pursuant to which the Partnership, subject to certain terms and conditions, has the right to purchase the Pier House Resort & Spa. The purchase price, as determined in accordance with such Option Agreement, is payable in cash or Units, at the option of Ashford Trust. The foregoing description of such Option Agreement is qualified in its entirety by reference to the full text of such agreement.

CUSIP NO. 044102 10 1	13D	Page 9 of 11

(c) Ashford Trust, through Ashford OP, and the Partnership, among others, are also party to an Option Agreement pursuant to which the Partnership, subject to certain terms and conditions, has the right to purchase the Crystal Gateway Marriott. The purchase price, as determined in accordance with such Option Agreement, is payable solely in Units. The foregoing description of such Option Agreement is qualified in its entirety by reference to the full text of such agreement.

(d) Ashford OP, among others, is party to a Registration Rights Agreement with the Issuer, dated November 19, 2013, pursuant to which the Issuer has agreed (i) to file a shelf registration statement with the Securities and Exchange Commission on or before November 19, 2014, and thereafter use its efforts to have such registration statement declared effective, covering the continuous resale of the shares of Common Stock issuable, at the Issuer’s option, to the limited partners of the Partnership, including Ashford OP, upon redemption of the Units, and (ii) to file a registration statement with respect to the Common Stock held by Ashford OP if Ashford OP, or any successor to Ashford OP, requests such a registration, subject to certain conditions. In addition, pursuant to such Registration Rights Agreement, Ashford OP will have “piggyback” registration rights, subject to certain volume and marketing limitations imposed by the underwriter of the offering with respect to which the rights are exercised under such agreement. The foregoing description of such Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

Item 7	Material to be filed as Exhibits

1.	Joint Filing Agreement, dated November 29, 2013, among the Reporting Persons (filed herewith).

2.	Option Agreement (Pier House Resort & Spa), dated November 19, 2013, among the Partnership, Ashford OP, Ashford TRS Corporation and Ashford Prime TRS Corporation (incorporated by reference to Exhibit 10.4 attached to the Current Report on Form 8-K of the Issuer, filed on or about November 25, 2013).

3.	Option Agreement (Crystal Gateway Marriott), dated November 19, 2013, among the Partnership, Ashford OP, Ashford TRS Corporation and Ashford Prime TRS Corporation (incorporated by reference to Exhibit 10.5 attached to the Current Report on Form 8-K of the Issuer, filed on or about November 25, 2013).

4.	Registration Rights Agreement by and between the Issuer, Ashford OP and Ashford Hospitality Advisors LLC, dated November 19, 2013 (incorporated by reference to Exhibit 10.8 attached to the Current Report on Form 8-K of the Issuer, filed on or about November 25, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2013	ASHFORD HOSPITALITY LIMITED PARTNERSHIP

		By:	Ashford OP General Partner LLC, its general partner

		By:	/s/ DAVID A. BROOKS
		Name:	David A. Brooks
		Title:	Vice President

Date: November 29, 2013	ASHFORD HOSPITALITY TRUST, INC.

	By:	/s/ DAVID A. BROOKS
	Name:	David A. Brooks
	Title:	Chief Operating Officer

Date: November 29, 2013	ASHFORD OP GENERAL PARTNER LLC

	By:	/s/ DAVID A. BROOKS
	Name:	David A. Brooks
	Title:	Vice President

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ashford Hospitality Prime, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 29, 2013.

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

	By:	Ashford OP General Partner LLC, its general partner

	By:	/s/ DAVID A. BROOKS
	Name:	David A. Brooks
	Title:	Vice President

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ DAVID A. BROOKS
Name:	David A. Brooks
Title:	Chief Operating Officer

ASHFORD OP GENERAL PARTNER LLC

By:	/s/ DAVID A. BROOKS
Name:	David A. Brooks
Title:	Vice President